CFST I – Class V (formerly Class T)

AMENDED AND RESTATED SHAREHOLDER SERVICES PLAN

Section 1.

(a) Upon the recommendation of Columbia Management Investment Advisers, LLC(the “Administrator”), the administrator of Columbia Funds Series Trust I (the “Trust”), any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust’s series listed on the attached Schedule I (each, a “Fund”), written agreements in any form approved by the Board of Trustees (“Class V (formerly Class T) Servicing Agreements”) with securities dealers, financial institutions and other industry professionals (“Service Organizations”) that are shareholders or dealers of record or which have a servicing relationship with the beneficial owners of Class V shares of each Fund listed on such schedule. Pursuant to said Agreements, Service Organizations shall provide administrative support and shareholder liaison services as set forth therein to their customers who beneficially own Class V shares (as described in the applicable fund prospectus) of the Funds in consideration of fees, computed and paid in the manner set forth in the Class V Servicing Agreements, at the annual rate of up to 50% in the aggregate of the net asset value of the Class V shares beneficially owned by such customers. All expenses incurred by a Fund with respect to Class V shares of a particular Fund in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of the applicable series of shares of the Fund. Each Class V Servicing Agreement will provide for payment of the fee payable hereunder only to the extent provided in the then current Prospectus or Statement of Additional Information of the Fund.

(b) Any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan, including Bank of America Corporation and its affiliates. In addition to Board-approved forms, any Class V Servicing Agreement may be on such additional forms of agreement as the applicable Trust’s officer deems appropriate, provided that such officer determines that the Trust’s responsibility or liability to any person under, or on account of any acts or statements of any servicing agent under, any such agreement does not exceed its responsibility or liability under the form(s) approved by the Board of Trustees, and provided further that such officer determines that the overall terms of any such sales support agreement are not materially less advantageous to the Trust than the overall terms of the form(s) approved by the Board of Trustees.

Section 2. The Administrator shall monitor the arrangements pertaining to each Fund’s Class V Servicing Agreements with Service Organizations in accordance with the terms of the Administration Agreement between the Administrator and the Trust. The Administrator shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Class V Servicing Agreement with any qualifying Service Organization.

Section 3. So long as this Plan is in effect, the Administrator or the Trust’s officers, as applicable, shall provide to the Trust’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

CFST I – Class V (formerly Class T)

Section 4. Unless sooner terminated, this Plan shall continue in effect with respect to any class of shares of a Fund for one year after its adoption and then shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the “Disinterested Trustees”).

Section 5. This Plan may be amended at any time with respect to any Fund by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

Section 6. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

Section 7. While this Plan is in effect, the selection and nomination of the trustees of the Trust who are not “interested persons” (as defined in the Act) of the Trust shall be committed to the discretion of the Trust’s Disinterested Trustees.

Section 8. This restatement of the Plan has been adopted by the Trust as of June 14, 2017.

CFST I – Class V (formerly Class T)

SCHEDULE I

As of June 14, 2017

EQUITY FUNDS

Columbia Contrarian Core Fund

Columbia Disciplined Small Core Fund

Columbia Dividend Income Fund

Columbia Large Cap Growth Fund

Columbia Mid Cap Growth Fund

BOND FUNDS

Columbia Bond Fund

Columbia AMT-Free Connecticut Intermediate Muni Bond Fund

Columbia AMT-Free Intermediate Muni Bond Fund

Columbia AMT-Free Massachusetts Intermediate Muni Bond Fund

Columbia AMT Free New York Intermediate Muni Bond Fund

FEE RATE

With respect to Equity Funds above, the fee with respect to Class V Shares shall be an annual rate up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services.

With respect to Bond Funds above, the fee with respect to Class V Shares shall be an annual rate up to 0.20% for shareholder liaison services and up to 0.20% for administrative support services.

For purposes of this Plan, “administrative support services” shall be:

1.	Aggregating and processing purchase and redemption orders

2.	Providing beneficial owners with statements showing their positions in the Funds

3.	Processing dividend payments

4.	Providing sub-accounting services for Fund shares held beneficially

CFST I – Class V (formerly Class T)

5.	Forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners

6.	Receiving, tabulating and transmitting proxies executed by the beneficial owners.

7.	Sub- transfer agent services for beneficial owners of the fund shares

8.	Other similar services